SE

20010533

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Investor World LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4975 Preston Park Blvd. Suite 425
(No. and Street)

Plano (City) Texas (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards 214-533-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(*Name – if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) Texas (State) 75423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 2 8 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ets.

OATH OR AFFIRMATION

I, Grace Barnard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Investor World LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MIRZA FARAZ BAIG
Notary Public, State of Texas
Comm. Expires 08-24-2020
Notary ID 130792766

Notary Public expires 8/24/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTWELL
TSC SECURITIES

February 26, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington DC 20549

SEC Philadelphia Regional Office
1617 JFK Boulevard
Suite 520
Philadelphia PA 19103

RE: Annual Financial Report for Chartwell TSC Securities, Corp.
SEC # 8-69502

Sirs:

Enclosed is the referenced report. Please note that the firm has been granted an exemption from providing an audited report pursuant to SEA Rule 17a-5(e)(1)(i)(A) (Single Issuer Exemption).

Should you have any questions regarding this submission, please contact the undersigned at (724) 935-6787.

Best Regards,

Peter Stangert
Chief Financial Officer/Senior Vice President
Chartwell TSC Securities Corp.

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
New Investor World, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of New Investor World, LLC formerly New Investor World Incorporated as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of New Investor World, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of New Investor World, LLC's management. Our responsibility is to express an opinion on New Investor World, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to New Investor World, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of New Investor World, LLC's financial statements. The supplemental information is the responsibility of New Investor World, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as New Investor World, LLC's auditor since 2009.

Celeste, Texas
February 25, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NEW INVESTOR WORLD, LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 93,946
TOTAL ASSETS	$ 93,946
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$ 333
Member's Equity	93,613
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 93,946

See notes to financial statements.

NEW INVESTOR WORLD, LLC
Statement of Income
Year Ended December 31, 2019

Revenue	
Interest income	$ 475
Expenses	
Professional fees	6,000
Regulatory fees	3,471
Total Expenses	9,471
NET LOSS	$ (8,996)

See notes to financial statements.

NEW INVESTOR WORLD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Member's Equity	Total
Balances at December 31, 2018	10,000	$ 1,000	$ 163,012	$ (61,403)	$ -	$ 102,609
Conversion to LLC	(10,000)	(1,000)	(163,012)	61,403	102,609	-
Net loss	-	-	-	-	(8,996)	(8,996)
Balances at December 31, 2019	-	$ -	$ -	$ -	$ 93,613	$ 93,613

See notes to financial statements.

NEW INVESTOR WORLD, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (8,996)
Adjustments to reconcile net loss to net cash used in operating activities	
Net cash used in operating activities	(8,996)
Net change in cash	(8,996)
Cash at beginning of year	102,942
Cash at end of year	$ 93,946

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See Notes to Financial Statements.

NEW INVESTOR WORLD, LLC
Notes to Financial Statements
December 31, 2019

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Investor World, LLC (the Company) was originally organized in September 2000 as a Texas corporation and converted to a Texas limited liability company in April 2019. The Company is a wholly owned subsidiary of NIW Companies, Inc. (Parent), a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Parent develops wholesale insurance products which the Company offers to other broker/dealers throughout the United States and the Parent offers these products to life agents and agencies throughout the United States.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company enters into arrangements with insurance companies to issue variable annuity contracts. The Company may receive variable annuity fees paid by the insurance companies up front, over time, upon the investor's exit from the annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the annuity contracts at future points in time as well as the length of time the investor remains in the annuity contract, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the annuity contract and the investor activities are known, which are usually monthly or quarterly.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

There were no variable annuity commissions recognized during 2019.

Income Taxes

The Company converted from a corporation to a limited liability company in April 2019. Prior to conversion, the Company filed a separate federal income tax return on the cash basis method of accounting. Subsequent to conversion, the Company will be included in the consolidated federal income tax return with its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

The Company is subject to state income taxes and is included in the Parent's Combined Texas return.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $93,613, which was $88,613 in excess of its required net capital of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - Related Party Transactions/Concentration of Services

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. The transactions between the Company and its Parent were not consummated on terms equivalent to arms-length transactions.

Note 4 - Related Party Transactions/Concentration of Services (Continued)

The Company entered into a Services Agreement (Services Agreement) with its Parent effective January 1, 2013, for a one year term, automatically renewable, unless canceled by either party. The Services Agreement has automatically renewed through 2020. Under the Services Agreement, the Parent provides certain services to the Company, including personal property, staff, office space, and general and administrative expenses. For such services provided, the Parent is entitled to all revenues related to the wholesale insurance products developed by the Parent. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). During 2019, there was no wholesale insurance products revenue earned by the Company; therefore, there were no amounts incurred or paid under the Services Agreement during 2019.

Under the Services Agreement, the Company is directly responsible for certain commissions, licensing and registration fees, fines and penalties, bank charges, accounting fees, costs related to the fidelity bond, consulting and legal fees. The Company reimbursed the Parent for such expenses totaling $9,471 during 2019. These payments were recognized as expenses by the Company.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all compensation to these dual company employees under the Services Agreement.

The Company is economically dependent on the Parent due to the concentration of services provided.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

As a result of the conversion from a corporation to a limited liability company (LLC), in the first quarter of 2020 the Company will have to withdraw its registration as a broker dealer in securities with the SEC under the corporate entity and submit a new application for registration under the LLC. The Company expects the application to be approved without issue in 2020. During the time period between the withdrawal of the current registration and the approval of the new registration, the Company will not be allowed to conduct securities business.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 25, 2020, the date which the financial statements were available to be issued.

Schedule I

NEW INVESTOR WORLD, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$ 93,613
Deductions and/or charges	-
Net Capital	$ 93,613
Aggregate indebtedness	
Accounts Payable	$ 333
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 88,613
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by New Investor World, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
New Investor World, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Investor World, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Investor World, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (exemption provisions) and (2) New Investor World, LLC stated that New Investor World, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. New Investor World, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Investor World, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 25, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

New Investor World, Inc. Exemption Report

New Investor World, Inc. (the "Company") is a registered broker-dealer subject to Rule 17 a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17A-5, "Reports to be made certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17A-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k):(1)

2. The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k):(1) throughout the most recent fiscal year without exemption.

New Investor World, Inc.

I, Grace Barnard swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Grace Barnard, President

January 21, 2020